Exhibit 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	TotalFinaElf Launches Investment Program at the Feyzin Refinery to Sustain Its Future in the Rhône-Alpes Region and Better Integrate the Facility into the Urban Landscape

Catherine ENCK Tel. : 33 (1) 47 44 37 76	Lyon, February 13, 2002 - TotalFinaElf is launching a €70-million, five-year investment program at the Feyzin refinery to meet the following objectives:

Thomas FELL	•	Further enhance operating safety.

Tel. : 33 (1) 47 44 47 57	•	Upgrade the refining units to comply with new EU motor fuel specifications.

Sophie LE CONG NEN-ALIOT	•	Revamp the units to reduce their environmental impact.

Tel. : 33 (1) 47 44 48 00	•	Better integrate the refinery into the urban landscape with the support of Cité de la Création, a group of Lyon-based artists specialised in improving the aesthetics of urban and industrial sites.

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
The work will be carried out during the scheduled annual shutdowns in 2002 and 2003.

A €22-million upgrading project of the site’s refining units will be carried out during the first shutdown, from March 25 to April 26 of this year. Catcracker capacity will be increased, the hydrodesulphurisation unit will be revamped and fume treatment and flare stack operation will be improved.

Plans to change the operating system in preparation for a new control room with heightened safety will be finalised during this period.

The second tranche of work will be carried out in 2003 and will cover the site’s petrochemical sector.

Over the next three years, €5 million will be spent to better integrate the facility into the urban landscape in cooperation with Cité de la Création, a group contacted by the refinery in 2001. To date, the “Nice Looking” project has assessed the situation and established appearance and landscape specifications that take the site's constraints into account. The partners have initiated a common approach and are consulting the main stakeholders, including elected representatives, politicians and industry. The decisions will be announced in spring 2002.

This program consolidates the Feyzin refinery’s position as a key local supplier of petroleum products and demonstrates its industrial assertiveness and contribution to the economy of the Rhône-Alpes region.

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The Feyzin facility, with its 600 employees, is one of the Group’s 12 European refineries. It processes 5.7 million metric tons of crude oil a year to produce unleaded gasoline with a very high octane number, jet fuel, diesel fuel and home heating oil with a low sulfur content, heavy fuel oil, liquefied petroleum gas and asphalt. Its petrochemical units manufacture basic feedstocks such as ethylene, propylene, butadiene and aromatics for the chemical industry.

TotalFinaElf’s other operations in the Rhône region include research centers; refining, petrochemical and chemical facilities; fuel marketing and service stations. TotalEnergie, the Group’s renewable energy subsidiary, is also headquartered in the Lyon region.

TotalFinaElf Press Contacts Refining: Hélène Kiraly - Tel.: +33 (0)472 09 55 89 Paris: Sophie Le Cong Nen Aliot - Tel.: +33 (0)1 47 44 48 00